Exhibit 12

	Twelve months	Twelve months	Twelve months	Twelve months	Twelve months
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2007	2006	2005	2004

Earnings: (1)
Net income (2)	$111,136	$106,506	$91,377	$95,128	$83,146
Income taxes	67,560	66,741	47,691	57,500	53,035
Equity in (income) losses of equity investees, net of distributions	-	-	-	-	(128)
Fixed Charges (See below) (3)	80,611	81,145	78,345	71,007	68,363
Less: Preferred stock dividend	-	-	-	4	13
Total adjusted earnings	$259,307	$254,392	$217,413	$223,631	$204,403
Fixed charges: (3)
Total interest expense	$79,877	$80,576	$77,538	$69,942	$67,408
Interest component of rents	734	569	807	1,061	942
Preferred stock dividend	-	-	-	4	13
Total fixed charges	$80,611	$81,145	$78,345	$71,007	$68,363

Ratio of earnings to fixed charges	3.2	3.1	2.8	3.1	3.0

1.    For the purposes of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of a consolidated subsidiary.

2.    Net income, as defined, is before preferred stock dividend requirement of subsidiary and cumulative effect of change in accounting principle.

3.    Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and preferred stock dividends of a consolidated subsidiary.